PE
12-31-02
03017160

DRIVING RESULTS

2002 ANNUAL REPORT

WEBSTER FINANCIAL CORPORATION



PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FINANCIAL HIGHLIGHTS

AT OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per share data)	2002	2001	2000
STATEMENT OF CONDITION			
Total assets	$13,468,004	11,857,382	11,249,508
Total loans	7,912,639	6,823,300	6,892,288
Allowance for loan losses	116,804	97,307	90,809
Securities	4,124,997	3,999,133	3,405,080
Deposits	7,606,122	7,066,471	6,981,128
Shareholders' equity	1,035,458	1,006,467	890,374
STATEMENT OF INCOME			
Net interest income	$ 405,728	367,479	326,516
Provision for loan losses	29,000	14,400	11,800
Noninterest income	185,572	162,098	128,821
Noninterest expenses	328,323	308,932	267,130
Income before income taxes, cumulative effect of accounting changes and extraordinary item	233,977	206,245	176,407
Income taxes	73,965	69,430	58,116
Income before and cumulative effect of accounting changes and extraordinary item	160,012	136,815	118,291
Cumulative effect of accounting changes and extraordinary item (a)	(7,280)	(3,627)	–
NET INCOME	$ 152,732	133,188	118,291
PER COMMON SHARE DATA			
Net income diluted	$ 3.16	2.68	2.55
Dividends declared	0.74	0.67	0.62
Tangible book value	16.18	13.97	11.53
Book value	22.69	20.48	18.19
Diluted weighted-average shares	48,392	49,743	46,428
KEY PERFORMANCE RATIOS			
Return on average assets	1.22%	1.15	1.11
Return on average shareholders' equity	14.72	13.88	16.72
Net interest margin	3.50	3.48	3.29
Interest-rate spread	3.43	3.38	3.17
Fee revenue as a percentage of total revenue	28.56	29.19	26.13
Average shareholders' equity to average assets	8.27	8.32	6.65
ASSET QUALITY RATIO			
Allowance for loan losses/total loans	1.48%	1.43	1.32
Nonperforming loans/total loans	0.55	0.84	0.60
Nonperforming assets/total assets	0.37	0.53	0.39

a) In 2002, cumulative effect of accounting change of $7.3 million, net of tax, from adoption of SFAS No. 142. In 2001, cumulative effect of accounting change of $2.4 million, net of tax, from adoption of SFAS No. 133 and extraordinary item of $1.2 million, net of tax, due to early extinguishment of debt.

AT WEBSTER, we're driving toward success. Just one year into our new strategic plan, Webster delivered 20 percent growth in operating earnings per share, strong loan and deposit growth and solid revenue growth. Our employees "Find a Way" – every day – to serve our customers as we expand our franchise and diversify our lines of business. Webster is going strong.

CONTENTS


CAGR=14.0%
7.0
9.0
9.9
11.2
11.9
13.5
97 98 99 00 01 02
TOTAL ASSETS
($ in billions)


CAGR=14.6%
4.0
5.0
6.1
6.9
6.8
7.9
97 98 99 00 01 02
LOAN GROWTH
($ in billions)


CAGR=22.2%
1.8
2.5
3.1
3.5
4.2
4.9
97 98 99 00 01 02
CORE DEPOSITS
($ in billions)


CAGR=29.7%
44.2
65.6
88.4
115.5
151.5
162.2
97 98 99 00 01 02
FEE-BASED SERVICES
($ in millions)

LOAN MIX

AT 12/31/01


50%
RESIDENTIAL
34%
COMMERCIAL
16%
CONSUMER
6.8 BILLION

AT 12/31/02


43%
RESIDENTIAL
36%
COMMERCIAL
21%
CONSUMER
7.9 BILLION

DEPOSIT MIX

AT 12/31/01


35%
SAV & MMDA
41%
CD'S
24%
CHECKING
7.1 BILLION

AT 12/31/02


40%
SAV & MMDA
35%
CD'S
25%
CHECKING
7.6 BILLION


CAGR=24.4%
53.8
86.9
102.2
114.8
137.7
160.0
($ in millions)


CAGR=11.2%
1.95
2.25
2.45
2.47
2.77
3.31
02
($)


0.40
0.44
0.47
0.62
0.67
0.74
($)



DEAR SHAREHOLDERS

On October 17, 2002, Webster Bank moved from the NASDAQ to the New York Stock Exchange. It was an exciting day, symbolizing our growth and progress. The moment vividly underscored the power of a sustained vision coupled with an attitude of relentless determination. "We Find a Way" was proudly on display at the NYSE.



We Find a Way is Webster's pledge to our customers, employees, shareholders and communities that Webster will deliver on our promises.

Our performance in 2002 was a case in point. Webster once again achieved its short-term financial goals, in a challenging operating environment, even as we invested in our strategic initiatives for future growth.

Our record operating earnings of $160 million, or $3.31 per share, were up 20% year over year, and revenues of $568 million grew 10%. Net interest income rose 10%, reflecting the benefits of the loan growth and core deposit growth, while revenues from our fee-based businesses rose 9%.

Seventeen years ago Webster went public to raise capital to finance our vision. We had eight branches and assets of about $500 million. Today, with 110 branches, $13.5 billion in assets and four lines of business we have transitioned from a thrift to a financial services provider with the profile of a growing commercial bank.

2002 was the first full year in which we focused on implementing the new strategic plan we developed during 2001. True to that plan, our loan and deposit mix now have a distinct commercial bank profile. During 2002, total loans grew by 16%, led by strong growth in our consumer loan portfolio and by the acquisition of Whitehall Business Credit Corporation, an asset-based lending firm. Meanwhile, total deposits rose 8%, with a 19% increase in core deposits that now represent 65% of our total deposit mix.

Today, Webster enjoys greater size, strength and stature in its marketplace than at any other time in our history. In fact, 2002 was the year in which Webster entered the ranks of the 50 largest publicly traded banking institutions in America. We are also the



IN 2002, WEBSTER ENTERED THE RANKS OF TH

largest bank headquartered in Connecticut as measured by assets and market capitalization. Our deposit base places us 1st or 2nd in our primary markets. We operate the largest Connecticut-based insurance agency. We are building a powerful new wealth management unit. We write more small business loans under $1 million than any other Connecticut-based bank. In short, thanks to our *We Find a Way* energy and determination, we are a more powerful and capable competitor than we've ever been.

During the next five years we expect to expand beyond Connecticut into neighboring states, add to our product mix and buy strategically compatible companies to augment our growth – both banks and financial services firms. We see ourselves as a true regional competitor offering a broad, diverse range of products and services to a growing base of customers.

One tangible manifestation of our sustained growth was the listing of Webster shares on the world's most prestigious market, the New York Stock Exchange, in October under the symbol WBS. Membership on the NYSE gives our stock a higher profile and a designated trading specialist as the sole contact for buying and selling our shares. The ascension symbolized our growth and diversification.

We have built a management team that is eminently capable, not just in terms of managing what we are today, but in terms of managing the company we intend to be as we achieve our ambitious strategic goals. In early 2002, to ensure that we had the necessary experience and capability to drive our new strategic plan forward, we announced a new management structure. We promoted President Bill Bromage to the new position of Chief Operating Officer and charged him with putting Webster's strategic blueprint into action. By October of 2002, we filled other key management positions including human resources, risk management, commercial banking, corporate development including mergers and acquisitions, small business banking and our newly reorganized financial planning and investments business.

We recruited highly capable, seasoned professionals who strengthen Webster's existing team. All bring the perspective of larger banking and financial institutions. They possess the skills and disciplines required to carry us into the future. Their early contributions have already created stronger platforms for future growth.

For example, during the fourth quarter our retail banking division more than doubled our new checking account acquisition rate through the introduction of High Performance Checking (HPC), which combines a proven, effective program of branch promotions,


50 LARGEST BANKS IN AMERICA.

specifically designed checking account products and a highly disciplined series of direct marketing activities. HPC's objective is to capture prospective customers seeking a new banking relationship. The highly focused nature of the marketing activities keeps the acquisition cost of new accounts low, yet the potential for deposit growth is quite significant, as proven by the program's early success.

In addition to building core deposits, our retail banking business is also addressing the need to grow geographically by means *of a de novo branching initiative under which we have announced plans to create twenty new branches over three years.* In the first stage, Webster opened four new branches in Fairfield County during 2002, and during 2003 we plan to open six, bringing our total in that market to 22 branches. Fairfield County is particularly attractive for two reasons: it is the wealthiest community in a state with the highest per capita income in the nation, and it is a natural extension of our already established branch network.

By opening branches in communities adjacent to our current footprint, we are better able to leverage our brand, our human resources and the convenience of our existing branch locations in order to attract new depositors. Early indications are that this strategy is working. *De novo* branches have performed ahead of plan, adding almost $100 million in deposits this past year.

Brick and mortar are just one way of expanding Webster's reach. We are also continuing to develop business platforms that enable us to capture opportunity on a broader geographic scale. For example, Center Capital Corporation, our equipment financing business, has experienced significant growth during the year and increased its future potential, by adding two new specialized lending units. Meanwhile, our national wholesale mortgage origination network is paying off, boosting residential mortgage production to $2.6 billion in total. During 2003, we will also use our growing network to originate home equity lines of credit. With interest rates at record lows, home equity credit lines remain immensely popular, and these loans can be quickly repriced as interest rates change. With our already established mortage origination network, Webster has a clear opportunity to capture a share of this growing and profitable market.

In terms of fee-based businesses, two of our most exciting growth opportunities are Webster's financial planning and insurance businesses, both of which made significant progress during 2002 in strengthening their platforms for the future.

Webster Investment Services and Webster Financial Advisors have been combined into a single, cohesive organization in order to offer an entirely new level of service: comprehensive, sophisticated investment and financial planning. Our acquisition of


WE SEE OURSELVES AS A TRUE REGIONAL COMPETITOR
OFFERING A BROAD, DIVERSE RANGE

Connecticut-based Fleming, Perry & Cox, a highly successful financial planning organization, will help us to develop this new sales and service platform quickly and effectively.

Webster Insurance spent 2002 focused on creating a highly effective "hub and spoke" sales organization with operations at the core and sales and service in the field. As a result, our insurance business experienced significant sales growth during 2002, including cross selling of our various insurance products. In the process, we have proved that our ability to consolidate and integrate operations extends beyond banking and into our other financial service businesses, resulting in expanding margins.

We have made two insurance-related acquisitions in early 2003. The Mathog & Moniello Companies joined the Webster Insurance family, strengthening our risk management products and services to self-insured businesses and groups. Webster Insurance is now among the top ten bank-owned insurance agencies or brokers in the United States and among the top 50 overall and is well positioned for further growth. We also acquired Budget Installment Corporation, an insurance premium financing company with approximately 8,000 active borrowers in New York and New Jersey. The firm finances commercial property and casualty premiums for businesses that pay their premiums on a monthly basis.

Our largest acquisition of 2002 was Whitehall Business Credit Corporation, an asset-based lending operation that enhances our portfolio of commercial loan capabilities. The experienced professionals at Whitehall joined Webster with a $450 million portfolio and a strong credit discipline. This is another opportunity for Webster to expand regionally and grow our fee income.

We respect the importance of asset quality in a fast-growing company in transition. In that light, we are pleased to report strong asset quality ratios, which we improved from 2001. We believe that as the economy strengthens, credit demand in general should increase, and with our comprehensive product offerings as well as the advantage of being a locally headquartered bank with deep ties to local communities and businesses, we expect growth in our commercial business during 2003.

We continue to return value to our shareholders through our dividend program and stock buy-back programs. During 2002, in fact, we repurchased almost four million shares, or about 8%, of Webster's outstanding shares, acting on our belief that an investment in our company represents a compelling value. We also increased our regular quarterly cash dividend 12 percent, to 19 cents per common share. This was the 12th dividend increase since Webster first paid a dividend in 1987.


PRODUCTS AND SERVICES TO A
GROWING BASE OF CUSTOMERS.

This report describes our performance during 2002, but it cannot adequately account for the critical link between financial results and our ability to attract, develop and retain our talented employees. They seek to *Find a Way* every day to serve our customers. They strive for excellence in all they do. They work hard and train hard in order to anticipate and meet our customers' needs. We take seriously our responsibility to develop our employees' capabilities and to reward them in a performance-driven culture.

Webster looks to the future with confidence that its core values are more important than ever in defining who we are and how we manage the current challenges of corporate governance, customer service and relations with the communities we serve. One of our core values is commitment to earning confidence through ethical behavior. That commitment begins with every Webster employee and extends to our Board of Directors. Our practice is to provide full disclosure, maximum transparency and accurate financial reporting. We recognize our obligation to earn the trust of our shareholders (see our note regarding corporate governance on pages 8 and 9).

During the past year communities throughout the United States sought to strengthen themselves and come together in light of the terrorist attacks on our country and the damaging effects of the uncertain economy. Webster has sought to have its presence in all the communities we serve be positive and uplifting. At Webster *We Find a Way* to help solve our customers' financial challenges and also give our time and resources to partner with our communities.

Our commitment to you is to add value through economic cycles. Given the goals of our strategic plan, the depth of our management team, the growing diversity of our revenue stream and the support our employees who make *We Find a Way* a true competitive advantage every day, we believe in our ability to fulfill our promise.

We appreciate your confidence and support.

James C. Smith

JAMES C. SMITH
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

CORPORATE GOVERNANCE AND ETHICS

Sustained, strong performance depends on good governance.

Ethics and respect for both the letter and spirit of the law should be the foundation of all corporate management. From the day Webster opened its doors for business, one of its core values has been: "We earn people's confidence through ethical behavior." That is our heritage, and we seek to perpetuate it every day by acting morally and legally in our intensely competitive world. It is a serious commitment.

Ethics and corporate governance are especially critical for a company that manages its customers' money. It all begins with trust, honesty and transparency. With that sacred bond established we can *Find a Way* to help our customers achieve their personal and business financial goals. By adhering to high ethical standards and helping customers find solutions we continue to build a company in which our employees are proud to work.

Unfortunately during 2002 our nation's auditing and governance scandals increased cynicism and distrust of business. There have been flagrant instances of dishonesty in several corporations. They have damaged trust and weakened confidence in business. It is up to all of us – by our example – to shore up the forces of integrity and ethical behavior. We believe that the current public attention to transparency and disclosure will reflect well on our company. At Webster every employee shares the obligation to observe ethical standards, and in so doing to help restore faith in American business.

At Webster we are committed to serve our customers, shareholders and the communities we serve with the sincere commitment to effective corporate governance and ethical behavior they deserve. It's our heritage to act that way. It's the right thing to do.

WEBSTER CORPORATE GOVERNANCE:
BEST PRACTICES

- ☑ Majority of directors independent under NYSE standards.
- ☑ No more than two employee directors.
- ☑ Strict qualifications guidelines for board membership.
- ☑ Directors' compensation paid primarily in stock.
- ☑ Non-management directors will meet separately at least twice a year, led by a presiding director.
- ☑ Key corporate governance guidelines:
  - Corporate governance rules.
  - Code of business conduct and ethics.
  - Insider trading policy.
  - The Webster Way (see inside back cover).
- ☑ Audit, Nominating and Corporate Governance, and Compensation Committees comprise only independent directors.
- ☑ Charters for board committees.
- ☑ Audit Committee members are financially literate.
- ☑ Board and independent committees conduct annual self evaluation.
- ☑ Directors provided orientation and continuing education programs.
- ☑ Stock options expensed.
- ☑ Mechanism established for reporting of concerns to audit committee chair.


YEAR IN REVIEW

In the first year of executing our new strategic plan, Webster has shifted into high gear, fulfilling financial expectations and paving important new roads for future growth.

Webster Financial Corporation has a clear and focused vision of how we plan to use our considerable capabilities to build our franchise to be a leading, regional financial services provider. We will:

1. Focus on growth in Webster's core franchise;
2. Deepen relationships with our customers;
3. Expand our geographic reach and product mix.

For our customers, this means that Webster is delivering ever-increasing value to an ever-growing number of retail, commercial and investment management customers. For our shareholders, this means we have a straightforward, powerful platform to:

1. Drive earnings;
2. Diversify our revenue stream; and
3. Increase shareholder value by completing our transformation into a more commercial bank-like profile.



DRIVING RESULTS.

BILL BROMAGE, PRESIDENT AND CHIEF OPERATING OFFICER, IS CHARGED WITH PUTTING WEBSTER'S STRATEGIC BLUEPRINT INTO ACTION.

A NEW PLAN

In 2001, Webster completed the framework for its vision by creating a new strategic plan. 2002 was our first year of executing that plan, and already our efforts have produced important, tangible results that demonstrate we are moving steadily in the right direction.

A PROVEN TRACK RECORD

The ability to execute our plans successfully has long been a strength of Webster and has resulted in increasing shareholder benefits. Over the past five years our assets have grown from $7 billion to $13.5 billion. Our market capitalization has increased from $900 million to $1.6 billion. We have transformed both our loan and deposit mix and portfolio to align them more closely with our goal of developing a more commercial bank-like structure. Commercial loans have grown from $513 million to $2.8 billion and consumer loans from $451 million to $1.7 billion. Our core deposit compound annual growth rate (CAGR) is 22%. We have increased our fee-based revenues by a CAGR of 30%. Our five-year CAGR for operating earnings is 24%, while operating earnings per share have grown by a CAGR of 11%. And throughout these changes, we have demonstrated consistently the discipline required to maintain strong asset quality, control expenses and be a disciplined acquirer in our shareholders' best interest.

LOOKING FORWARD

Our achievements during 2002 were designed to produce significant long-term benefits for our franchise and our shareholders. We have taken important new steps to enhance our product and service offerings. We have laid new groundwork that will allow us to expand our geographic reach significantly. In other words, we have demonstrated strong, positive momentum toward achieving the goals of our new strategic plan.

THE WEBSTER BRAND

Webster's *We Find a Way* brand has resonated strongly because it reflects both Webster's core values and the positive attitudes our employees bring to finding solutions for our customers – every day and in every aspect of our customers' interactions with Webster. Webster people *Find a Way* in all of our lines of business by their own initiatives and desire to strive for excellence.



WEBSTER TAKES OFF WITH A HIGH-PERFORMANCE PLATFORM

CONSUMERS AND SMALL BUSINESS OWNERS

Individual consumers and small businesses are alike in one important way. In a world of high-speed electronics the human touch at the local branch is still the foundation of their banking world. While customers want the convenience of today's electronic means of accessing their financial assets through Internet services, automated telephone systems and telephone-accessible service representatives, they still see their local bank branch and the convenience of ATMs in surrounding towns as critical to their day-to-day financial activity. We are careful to meet our customers' service needs in person or electronically.


Totally Free Checking

Webster's network of 110 banking offices and 219 ATMs, combined with our automated products and *We Find a Way* service platform, have played a major role in helping us capture a significant share of the consumers and small businesses in our geographic region. Today, Webster has a leading deposit share in each of our major markets, and we write more small business loans under $1 million in Connecticut than any other bank. Moreover, there is significant opportunity for even further growth – both within our geographic footprint and in regions around us. In 2002, we succeeded in developing those opportunities in several ways.

Our High Performance Checking initiative, built around totally free checking, seeks to capture a growing share of the considerable "churn" that occurs when consumers switch banking relationships or relocate and, as a result, look for a new bank. The program involves a combination of ongoing direct mailings, highly visible branch promotions and a special line of checking accounts – one that's right for absolutely any consumer, of any age, no matter what product features are important to him or her.

Our expectations for this initiative are high, and early results have tracked with those expectations. After six months of direct mailings, Webster's acquisition rate for new checking accounts more than doubled, while the cost per new account has been reduced.

As we move further into 2003, we have every confidence the program's momentum will grow. Not only will we continue to move forward with ongoing mailings and branch promotions, we will also focus on a reward program for customers who refer friends and neighbors to our High Performance Checking products. In addition, Webster will become one of the first banks in the nation to offer a special High Performance Checking program for small businesses.

Consumer finance has been a well-established core competency at Webster, especially in home equity lending and mortgages in Connecticut. Webster has chosen to leverage that competence by building a national wholesale mortgage origination business. This business, through which we service small mortgage brokers around the country, has enabled Webster to take greater advantage of the attractive refinancing opportunities in today's unprecedented low-interest rate environment. In 2002, Webster generated more than $2.6 billion in total mortgage originations. We generate fee income for Webster by selling these assets, usually servicing released, in the secondary markets.

Going forward, there is another aspect to our national wholesale lending network. Webster generated $1.3 billion in home equity originations in 2002, and we are preparing to use this channel to capture a greater share of this growing market. Like the market for mortgages, consumers are increasingly turning to small brokers for their home equity credit line needs. By offering our mortgage and home equity line services through the same business lines, Webster has achieved a rare synergy, and we see meaningful opportunity ahead of us.

We also see increased opportunity for Webster in the small business market. By segmenting and restructuring our small business sales and service teams, Webster has found a way to serve this market more effectively. This new service platform, combined with initiatives such as High Performance Checking for small business, with its sharper focus on deposit gathering and cost management opportunities, will help us deepen our penetration of the small business market.

Webster Insurance is maximizing market opportunities through internal growth and acquisitions, consolidation and integration. As a result of acquisitions and organic growth in 2001, Webster Insurance is Connecticut's largest independent insurance agency, offering its commercial customers a powerful and proven resource for risk management. Webster Insurance also focused considerable effort on consolidating the unit's many insurance specialty groups into a more integrated and cost effective "hub and spoke" organization to enhance relationship-building opportunities and maximize the value of each insurance client to our franchise. In January 2003, Webster Insurance acquired the Mathog & Moniello Companies, giving us additional capabilities for serving self-insured businesses and groups.

Another new initiative – *de novo* branching – is now in place to expand our geographic footprint. *De novo* refers to establishing new bank branches in order to expand our geographic reach. Our *de novo* strategy is to grow in concentric circles – expanding outward from our existing markets in a methodical, contiguous fashion. In 2002, we made our first *de novo* moves by focusing on lower Fairfield County, the wealthiest region in Connecticut, and one in which there is ample opportunity for Webster to offer not just consumer banking but commercial services, insurance, financial planning and more.


HOME OF
WEBSTER BANK

Our *de novo* activities have also produced impressive early results. The program has rapidly exceeded its deposit goals. In fact, our first Stamford branch achieved a deposit growth rate that was four times greater than initial projections.

Webster now has 16 branches in 10 Fairfield County towns, four of which opened during the past year. We plan to open six more branches in the Fairfield County area during 2003. We have also identified other key markets for *de novo* expansion over the next several years.

Our redesigned and comprehensive Internet site (WebsterOnline.com) offers access to deposits, loans and investments. An independent web site-rating agency, rated Webster's online services first overall when compared to our three major banking competitors in Connecticut. Of special note was the ability to open new Webster accounts online in an automated fashion, even for non-customers. This is the result of sophisticated identity verification programs that many banking institutions lack.

Ours is a "home-grown" web site. Because we built it ourselves we have the advantage of flexibility and can adapt to market conditions. Our customers deal directly with us, and not through a third party, which alleviates concerns regarding privacy and security. Today, about two-thirds of our checking customers are enrolled for web site use, and approximately 20% use it regularly. During 2002 we handled more than six million Internet transactions. The rate is growing dramatically. As we continue to build even more self-service features, Webster's online excellence will play a key role in customer retention because we can deliver what both small businesses and consumers need: faster, more efficient service in a highly cost-effective manner.

COMMERCIAL CUSTOMERS

Webster has sought commercial growth opportunities across a broad spectrum of lending activities such as middle market, asset-based lending, equipment financing and commercial real estate. In fact, building this mix of offerings has proven so effective that over the past five years our compound annual growth rate for commercial loans has exceeded 40%, while the commercial portion of our total loan portfolio has grown from 16% to 36%.

DRIVING OPPORTUNITY

THROUGH MORE PRODUCTS
TO MORE INDUSTRIES
IN MORE LOCATIONS




R135
246

SHIFTING INTO HIGH GEAR

THROUGH A NEW FINANCIAL PLANNING PLATFORM

Today, we are positioning our franchise to serve an even larger audience of businesses by continuing to diversify our loan offerings both to manage risks and capitalize on opportunities. At the core of our strategy is a disciplined approach to managing portfolio risk and earning commensurate return with diversified growth across industry, geography and product type. We offer a comprehensive suite of products that allow us to capture commercial business inside and outside our current footprint.

For Connecticut businesses, especially middle market customers, Webster offers an attractive line of financial products and services, including credit, cash management, money management and insurance. We help businesses achieve their financial objectives by building trusting relationships, knowing their businesses and providing creative solutions and responsive service.

Webster's acquisition of Whitehall Business Credit Corporation, the asset-based lending division of The Industrial Bank of Japan Trust Company, was an important strategic move. This acquisition added to our portfolio $450 million in asset-based loans, each approved individually by our credit risk managers. Most importantly, Whitehall's experienced team of more than 50 asset-based lending specialists enhances Webster's commercial capabilities.

Center Capital Corporation continued to expand in 2002. It is well positioned on a national scale and during the year continued its historically strong growth record by increasing its loan portfolio more than 30% while maintaining strong asset quality. Center Capital accomplished this during a year in which many businesses remained cautious about extending their credit due to the uncertain economy. This group added two new offerings to its already comprehensive product line, complementing its existing businesses.



Our commercial real estate division has an experienced team with a proven track record and a strong risk management orientation. During 2002 this divison produced solid results with a 6% increase in its loan portfolio. It is pursuing a diversification strategy focused on cultivating new business relationships in Connecticut and throughout the Northeast. As the economy improves, we believe the momentum we have established in commercial real estate during 2002 should continue in our real estate portfolio as we underwrite with a watchful eye on market conditions.

INVESTMENT MANAGEMENT

Connecticut is fortunate to have a relatively high proportion of affluent households that stand to benefit from Webster's expert, integrated investment and financial planning services. These households face the challenges of managing their assets in an uncertain economy and transferring them from one generation to another effectively. They seek comprehensive strategies from experienced financial planning experts.

Webster is in an enviable position to serve these needs. Through our retail and commercial activities we already serve thousands of customers who would benefit from long-term financial planning strategies. For example, one in four millionaires in Connecticut currently has a personal or business relationship with Webster. Moreover, through the Webster family of financial planning and investment companies we have the professional skills needed for expert financial counseling of individuals and businesses across the wealth spectrum.

All of Webster's investment management operations have been brought together under a new umbrella with a common strategy of using investment and financial planning as the base of its new business model. Our strategy is to offer varying levels of these personal services, depending on the needs and assets of the individual or business owner.

To launch this strategy, in October of 2002 Webster acquired Fleming, Perry & Cox, a trusted Connecticut name in financial planning for high-net-worth individuals. By adapting their systems and approaches, training our financial professionals and recruiting seasoned experts, a quick and successful execution of this strategy is underway. Selected acquisitions in the Northeast region may further expand our capabilities.

Webster offers a combination of proprietary investment capabilities and "open architecture" approaches, depending upon what best serves our individual and institutional clients' interests. Webster can put its customers' investments in the hands of independent, best-in-class asset managers whose clients include some of the nation's wealthiest private and institutional investors.



FOR EVERY CUSTOMER, WE FIND A WAY.

Consumers. Small Business. Commercial customers. The affluent. At Webster, we have long believed that focusing on growing our relationships with customers translates into growing our value for shareholders. We realize that the economic conditions of today present challenges, but we remain confident that Webster has the size, revenue diversity and management skill to push ahead despite these challenges.

We also realize that our competitive landscape is changing. Today, Webster is encountering fewer, albeit larger, competitors. We welcome that challenge because fewer competitors means that we can more pointedly define our own strategic pathway to success. It also means fewer competitors have our significant marketing advantages: the density of our branch presence; the brand advantage of being a local, sophisticated and capable institution; the diversity of our product offerings; the ability to grow both organically and through acquisitions; and the absolute commitment to provide personalized service to large numbers of customers.

We have the potential to reach more and more of our customers with more and more of our products and services. Our interdisciplinary Webster Sales Council brings together key sales people from our commercial, insurance and investment management areas to identify opportunities for one another and to build relationships that will benefit our customers and ultimately our shareholders.

Webster will continue to direct its energies and resources to *your* advantage. We will continue to add to the value of the franchise you've invested in by focusing on the customers we serve best, deepening our relationships with those customers and expanding our geographic reach.

Webster is driving results. And for employees, customers and shareholders alike, the journey is full of promise.

INCREASING CUSTOMER VALUE REMAINS THE BEST ROUTE TO MORE SHAREHOLDER VALUE



CORPORATE PROFILE

Webster Financial Corporation is the holding company for Webster Bank and Webster Insurance. With $13 billion in assets, Connecticut-based Webster Bank provides business and consumer banking, mortgage, insurance, trust and investment services through more than 100 banking offices, 210 ATMs and the Internet (WebsterOnline.com). Webster Financial Corporation is majority owner of Chicago-based Duff & Phelps, LLC, a leader in financial advisory services. Webster Bank owns the asset-based lending firm, Whitehall Business Credit Corporation, Center Capital Corporation, an equipment leasing and financing company headquartered in Farmington, Connecticut and Webster Trust Company, N.A. For more information about Webster, including past press releases and the latest Annual Report, visit the Webster Bank web site at WebsterOnline.com.

WEBSTER BANK

Webster Bank provides a full range of commercial, consumer and small business banking services. Commercial banking offers financial services for businesses with over $10 million in revenues, including cash management, asset-based lending, commercial real estate, syndicated lending and international banking. Consumer and small business banking offers comprehensive solutions for the transaction, credit, savings and investment needs of families and small businesses ($10 million or less in revenues) delivered through more than 100 branches, 210 ATMs and the Internet.

WEBSTER INSURANCE

The largest independent insurance agency based in Connecticut, offering risk management expertise and a wide range of insurance products to businesses and households throughout the region.

WEBSTER INVES[illegible] SERVICE[illegible]

Full-service investment brokerage and management with convenient delivery through Webster branches, offering mutual funds and other investment products to more than 50,000 accounts representing $1 billion in account assets.

WEBSTER FINANCIAL ADVISORS

Offering premium services for the investment management, trust, private banking and estate planning needs of wealthy individuals, business owners and not-for-profit institutions. Presently serving more than 1,000 clients with over $1.2 billion in assets under management or administration.

CENTER CAPITAL CORPORATION

Providing equipment financing to companies throughout the United States for more than 15 years, with a special focus on the manufacturing, environmental, construction and transportation industries.

DUFF & PHELPS, LLC

A nationally recognized leader in financial advisory services and investment banking, including extensive expertise in middle-market mergers and acquisitions, private placements, and ESOP and ERISA compliance services.

FLEMING, PERRY & COX

Serving high-net-worth clients in the Northeast for more than [illegible] years. Offers financial planning, investment management, risk management and tax and estate planning services.

BUDGET INSTALLMENT CORPORATION

An insurance premium financing company that finances commercial property and casualty premiums for businesses that pay their premiums on a monthly basis. The 30-year-old company has approximately 8,000 active borrower accounts located in New York and New Jersey.

WHITEHALL BUSINESS CREDIT CORPORATION

Offering a variety of specialized lending services to middle-market companies across the country for more than 30 years. A leading provider of customized asset-based lending services, financing for retailers and cash management services.

WEBSTER FINANCIAL CORPORATION BOARD OF DIRECTORS

JAMES C. SMITH
Chairman and Chief Executive Officer

JOEL S. BECKER
Chairman and Chief Executive Officer,
Torrington Supply Co., Inc.

WILLIAM T. BROMAGE
President and Chief Operating Officer,
Webster Financial Corporation and
President, Vice Chairman and
Chief Operating Officer, Webster Bank

GEORGE T. CARPENTER
President and Treasurer, S. Carpenter
Construction Co., and Carpenter
Realty Co.

JOHN J. CRAWFORD
President, Strategem, LLC

ROBERT A. FINKENZELLER
President, Eyelet Crafters, Inc.

C. MICHAEL JACOBI
President, Chief Executive Officer and
Director, Katy Industries, Inc.

JOHN F. McCARTHY
President, J&M Sales Co., Inc.

MICHAEL G. MORRIS
Chairman, President and Chief
Executive Officer, Northeast Utilities

WEBSTER BANK BOARD OF DIRECTORS

JAMES C. SMITH
Chairman and Chief Executive Officer

JOEL S. BECKER
Chairman and Chief Executive Officer,
Torrington Supply Co., Inc.

O. JOSEPH BIZZOZERO, JR., M.D.
President, Bizzozero Assoc., P.C.

WILLIAM T. BROMAGE
President and Chief Operating
Officer, Webster Financial Corporation
and President, Vice Chairman and
Chief Operating Officer, Webster Bank

GEORGE T. CARPENTER
President and Treasurer, S. Carpenter
Construction Co., and Carpenter
Realty Co.

JOHN J. CRAWFORD
President, Strategem, LLC

ROBERT A. FINKENZELLER
President, Eyelet Crafters, Inc.

EDGAR C. GERWIG
Former Chairman, President and Chief
Executive Officer, MECH Financial Inc.
and Mechanics Savings Bank

C. MICHAEL JACOBI
President, Chief Executive Officer and
Director, Katy Industries, Inc.

JOHN F. McCARTHY
President, J&M Sales Co., Inc.

MICHAEL G. MORRIS
Chairman, President and Chief
Executive Officer, Northeast Utilities

EXECUTIVE MANAGEMENT GROUP

JAMES C. SMITH
Chairman and Chief Executive Officer

WILLIAM T. BROMAGE
President and Chief Operating
Officer, Webster Financial Corporation
and President, Vice Chairman and
Chief Operating Officer, Webster Bank

PETER K. MULLIGAN
Senior Executive Vice President,
Webster Financial Corporation
and Webster Bank
Retail Banking

WILLIAM J. HEALY
Executive Vice President
and Chief Financial Officer,
Webster Financial Corporation
and Webster Bank

NATHANIEL C. BRINN
Senior Vice President,
Webster Financial Corporation
Executive Vice President,
Webster Bank
Corporate Development

JEFFREY N. BROWN
Executive Vice President,
Marketing and Communications
and Information Technology,
Webster Bank

CANDACE H. FITZEK
Executive Vice President,
Webster Bank
Consumer Banking

JO D. KEELER
Executive Vice President,
Chief Credit Policy Officer
and Chief Risk Officer,
Webster Financial Corporation
and Webster Bank

PATRICK T. MURPHY
Senior Vice President,
Webster Financial Corporation
Executive Vice President,
Webster Bank
Human Resources

JOSEPH J. SAVAGE
Executive Vice President,
Webster Financial Corporation and
Webster Bank
Commercial Banking

ROSS M. STRICKLAND
Executive Vice President,
Webster Bank
Consumer Finance

BRUCE F. WOLFE
Executive Vice President,
Webster Bank
Webster Financial Advisors

HARRIET MUNRETT WOLFE, ESQ.
Executive Vice President,
General Counsel and Secretary
Webster Financial Corporation
and Webster Bank

SUBSIDIARY MANAGEMENT GROUP

JAMES P. CARLEY
President and Chief Executive Officer,
Webster Trust Company, N.A.

NORMAN COHEN
President,
Budget Installment Corporation

CHESTER A. GOUGIS
President,
Duff & Phelps, LLC

THOMAS N. HOWE
President,
Webster Investment Services, Inc.

WARREN K. MINO
President and Chief Operating Officer,
Whitehall Business Credit Corporation

JOHN J. QUEIROLO
President and Chief Executive Officer,
Webster Insurance

MITCHELL D. WEISS
President and Chief Executive Officer,
Center Capital Corporation

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Webster Financial Corporation and Webster Bank
Webster Plaza
Waterbury, CT 06702
1-800-325-2424
WebsterOnline.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038
1-800-937-5449
www.amstock.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Stockholders wishing to receive a prospectus for the Dividend Reinvestment and Stock Purchase Plan are invited to write to American Stock Transfer & Trust Co. at the address listed above, or call 1-800-278-4353.

STOCK LISTING INFORMATION

The common stock of Webster is traded on the New York Stock Exchange under the symbol "WBS."

INVESTOR RELATIONS CONTACT

Terrence K. Mangan, Senior Vice President,
Investor Relations (203) 578-2318
tmangan@websterbank.com

FORM 10-K AND OTHER REPORTS

Our annual report to the Securities and Exchange Commission (Form 10-K), additional copies of this report, and quarterly reports may be obtained free of charge by accessing our web site (www.wbst.com) or by contacting Terrence K. Mangan, Senior Vice President, Investor Relations, Webster Plaza, Waterbury, CT 06702.

RESEARCH COVERAGE

CL King & Associates; Fitch IBCA, Inc.; Fox-Pitt, Kelton; Friedman, Billings, Ramsey & Co., Inc.; Keefe, Bruyette & Woods, Inc.; Lehman Brothers, Inc.; McConnell Budd & Downes; RBC Capital Markets; Standard and Poor's ; Value Line.

COMMON STOCK DIVIDENDS AND MARKET PRICES

The following table shows dividends declared and the market price per share by quarter for 2002 and 2001. Webster increased its quarterly dividend in the second quarter of 2002 to $.19 per share.

	Common Stock (per share)	Market Price		
2002	Cash Dividends Declared	Low	High	End of Period
Fourth	$ .19	$ 30.65	$ 35.46	$ 34.80
Third	.19	31.95	38.89	33.58
Second	.19	36.77	39.96	38.24
First	.17	31.18	37.45	37.43

2001	Cash Dividends Declared	Low	High	End of Period
Fourth	$ .17	$ 29.23	$ 34.08	$ 31.53
Third	.17	28.16	37.06	32.96
Second	.17	27.75	33.74	32.78
First	.16	26.44	30.31	29.31

ANNUAL MEETING

The annual meeting of shareholders of Webster Financial Corporation will be held on April 24, 2003 at 4:00 P.M. at the Courtyard by Marriott, 63 Grand Street, Waterbury, Connecticut. As of March 4, 2003 there were 45,613,072 shares of common stock outstanding and approximately 11,000 shareholders of record.

WEBSTER INFORMATION

For more information on Webster products and services, call 1-800-325-2424, or write: service@websterbank.com


NEW YORK
Bridgeport

WEBSTER LOCATIONS

◉ WEBSTER BANK
◉ WEBSTER FINANCIAL ADVISORS
● WEBSTER INSURANCE

ANSONIA ◉
AVON ◉
BERLIN ◉
BETHANY ◉
BLOOMFIELD ◉
BRANFORD ◉
BRISTOL ◉
BROOKFIELD ◉
CANTON ◉
CHESHIRE ◉
CROMWELL ◉
DANBURY ◉
DARIEN ◉
DERBY ◉
EAST HARTFORD ◉
EAST HAVEN ◉●
EAST WINDSOR ◉
ENFIELD ◉
ESSEX ◉
FAIRFIELD ◉
FARMINGTON ◉
FORESTVILLE ◉
GLASTONBURY ◉
GUILFORD ◉
HAMDEN ◉
HARRISON, NY ◉
HARTFORD ◉●
KENSINGTON ◉
LITCHFIELD ◉
MADISON ◉
MANCHESTER ◉
MERIDEN ◉
MIDDLEBURY ◉
MIDDLETOWN ◉
MILFORD ◉
NAUGATUCK ◉
NEW BRITAIN ◉
NEW HAVEN ◉●
NEW MILFORD ◉
NEWINGTON ◉
NORTH HAVEN ◉
OLD LYME ◉
OLD SAYBROOK ◉
ORANGE ◉
OXFORD ◉
PLAINVILLE ◉
PROSPECT ◉
RIDGEFIELD ◉
ROCKY HILL ◉
SEYMOUR ◉
SHELTON ◉
SIMSBURY ◉
SOMERS ◉
SOUTH WINDSOR ◉
SOUTHBURY ◉
SOUTHINGTON ◉
STAMFORD ◉●
STRATFORD ◉
SUFFIELD ◉
TERRYVILLE ◉
THOMASTON ◉
TORRINGTON ◉
TRUMBULL ◉
VERNON ◉●
WALLINGFORD ◉●
WATERBURY ◉●
WATERFORD ◉
WATERTOWN ◉
WEST HARTFORD ◉●
WEST HAVEN ◉
WESTPORT ◉●
WETHERSFIELD ◉
WILTON ◉
WINDSOR ◉
WINSTED ◉



WEBSTER REACH

ATLANTA ○◉
BOSTON ●◉
CHESHIRE, CT ○
CHICAGO ○●◉
FARMINGTON, CT ●
HARTFORD ◉
LOS ANGELES ◉●
NEW YORK ◉●
PHILADELPHIA ●
PHOENIX ○
ROCKVILLE CENTRE, NY ●
SEATTLE ○◉

● BUDGET INSTALLMENT CORPORATION
● CENTER CAPITAL CORPORATION
◉ DUFF & PHELPS, LLC
○ MORTGAGE ORIGINATION OFFICE
◉ WHITEHALL BUSINESS CREDIT CORPORATION

WEBSTER WAY

WE TAKE PERSONAL RESPONSIBILITY FOR MEETING OUR CUSTOMERS' FINANCIAL NEEDS.

WE RESPECT THE DIGNITY OF EVERY INDIVIDUAL.

WE EARN PEOPLE'S CONFIDENCE THROUGH ETHICAL BEHAVIOR.

WE GIVE OF OURSELVES IN THE COMMUNITIES WE SERVE.

WE STRIVE FOR EXCELLENCE IN EVERYTHING WE DO.

WITH UNCOMPROMISING COMMITMENT TO THESE CORE PRINCIPLES, WE WILL ADD VALUE FOR OUR CUSTOMERS, SHAREHOLDERS, EMPLOYEES AND THE COMMUNITIES WE SERVE.



OUR MISSION

TO HELP INDIVIDUALS, FAMILIES AND BUSINESSES ACHIEVE THEIR FINANCIAL GOALS.


WE FIND A WAY
WEBSTER FINANCIAL
CORPORATION